UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34533

CELADON GROUP, INC.
(Exact name of registrant as specified in its charter)
9503 East 33rd Street, One Celadon Drive, Indianapolis, IN 46235, (317) 972-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.033
Series A Junior Participating Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)	□
Rule 12h-3(b)(1)(i)	□
Rule 12h-3(b)(1)(ii)	□
Rule 15d-6	⌧
Rule 15d-22(b)	□

Approximate number of holders of record as of the certificate or notice date: 164
Pursuant to the requirements of the Securities Exchange Act of 1934, Celadon Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CELADON GROUP, INC.
(Registrant)
Date: December 23, 2019	By:	/s/ Chase Welsh
Chase Welsh
Secretary and General Counsel